UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 11-K

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ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 001-34005

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A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lender Processing Services, Inc.
401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Lender Processing Services, Inc.
Group Plans Committee:
We have audited the accompanying statements of net assets available for benefits of Lender Processing Services, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 20, 2013
Jacksonville, Florida
Certified Public Accountants

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value:
Employer common stock fund	$14,022,670	$9,585,675
Common/collective trust funds	64,831,488	76,484,124
Corporate bond funds	33,744,457	26,762,280
Mutual funds	153,056,392	112,548,247
Cash and cash equivalents	111,354	1,743,262
Total investments, at fair value	265,766,361	227,123,588
Receivables:
Participant contributions	1,242,743	5,072
Employer contributions	438,199	186,432
Notes receivable from participants	10,374,642	9,829,008
Due from broker for securities sold	422,752	102,860
Total receivables	12,478,336	10,123,372
Total assets	278,244,697	237,246,960
Liabilities:
Due to plan sponsor	—	387,288
Due to broker for securities purchased	453,375	1,846,126
Total liabilities	453,375	2,233,414
Net assets available for benefits, before adjustments	277,791,322	235,013,546
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,196,057)	(1,043,928)
Net assets available for benefits	$276,595,265	$233,969,618
See accompanying notes to the financial statements.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Additions to net assets:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$27,524,898	$(12,322,175)
Interest	956,167	654,553
Dividends	2,636,213	2,203,827
Total investment income (loss)	31,117,278	(9,463,795)
Contributions:
Participant	28,579,331	28,104,689
Employer	10,289,457	10,914,163
Rollovers from qualified plans	1,910,396	2,470,510
Total contributions	40,779,184	41,489,362
Total additions to net assets, net	71,896,462	32,025,567
Deductions from net assets:
Benefits paid to participants	28,639,150	18,943,332
Administrative expenses	631,665	283,720
Total deductions from net assets	29,270,815	19,227,052
Increase in net assets	42,625,647	12,798,515
Net assets available for benefits:
Beginning of year	233,969,618	221,171,103
End of year	$276,595,265	$233,969,618
See accompanying notes to the financial statements.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of the Plan

The following description of Lender Processing Services, Inc. 401(k) Profit Sharing Plan (the “LPS Plan”) provides only general information. The LPS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under Section 401(a) and 501(a) of the Internal Revenue Code (the “Code”), with a cash or deferred arrangement within the meaning of Section 401(k) of the Code. In addition, the LPS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (“ESOP”) within the meaning of Section 4975(e)(7) of the Code. The ESOP portion of the LPS Plan is designed to invest primarily in shares of Lender Processing Services, Inc. (“LPS,” the “Company,” or the “Employer”).

The purpose of the LPS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company shall maintain and administer the LPS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the LPS Plan document for more complete information on the LPS Plan's provisions.

(a)	General

The LPS Plan is a defined contribution retirement plan covering all employees of the Company, who have attained age 18, have completed 90 days of service if full-time, or, if part-time, worked a minimum of 1,000 hours. Union, temporary and leased employees are not eligible to participate in the LPS Plan. Employees are automatically enrolled in the LPS Plan if they do not decline within 30 days of becoming eligible.

(b)	Contributions

During 2012 and 2011, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the LPS Plan. Participants who have attained age 50 before the end of the LPS Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2012 and 2011, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all LPS Plan participants. Discretionary employer contributions may be made at the option of the Company's board of directors.

The Company's matching contributions for the years ended December 31, 2012 and 2011 were $10,289,457 and $10,914,163, which were funded throughout 2012 and 2011, respectively. No discretionary employer contributions were made during 2012 or 2011, other than the Company's true-up matching contribution to correct an unequal allocation of the matching contributions for the plan years. Contributions are subject to certain limitations.

During 2011, management determined that one or more participants made changes in their deferral contribution elections under the LPS Plan which were not properly included in the Employer's payroll system on a timely basis.  This has resulted in incorrect deferral contributions and incorrect matching contributions for one or more Plan participants. Corrections to those participants' accounts that were impacted by this change were made in June 2012.

(c)	Participant Accounts

Each participant's account is credited with the participant's contribution, the Employer's contribution, and an allocation of LPS Plan earnings and charged with an allocation of LPS Plan losses and expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years	100%

(e)	Forfeitures

Upon termination of employment, the nonvested portion of a participant's interest in their account attributable to Employer contributions will be forfeited. Under the terms of the LPS Plan, these forfeitures can be used to restore the accounts of former LPS Plan participants, pay administrative expenses of the LPS Plan, if not paid by the Company, or reduce future Company matching contributions. During 2012 and 2011, $124,744 and $413,872, respectively, of forfeitures were used to reduce Company matching contributions. There were $943,002 and $112,044 of unused forfeitures as of December 31, 2012 and 2011, respectively.

(f) Notes Receivable from Participants

Participants may borrow from their fund accounts in increments of a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant's vested account balance, but cannot exceed $50,000. Notes are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates ranged from 4.25% to 9.25% on notes receivable outstanding as of December 31, 2012 and 2011.

(g)	Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: retirement at the LPS Plan's normal retirement age (65); when a participant reaches age 59 1/2; or upon disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant's vested interest in his or her account as a lump-sum distribution. If a participant's account balance is less than $1,000 upon retirement or termination, a lump-sum distribution of the participant's account will be made automatically.

(h)	Administration

During 2012 and 2011 the trustee of the LPS Plan was Wells Fargo Bank, NA (“Wells Fargo,” or the “Trustee”). Wells Fargo also performs participant recordkeeping and other administrative duties for the LPS Plan. Lender Processing Services, Inc. Group Plans Committee (the “Committee”) oversees the LPS Plan's operations.

(i)	Administrative Expenses

Under the terms of the LPS Plan document, administrative expenses of the LPS Plan are paid by the LPS Plan or LPS.

(j)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. As of December 31, 2012, the investment options consisted of one Employer common stock fund, two common/collective trust funds, four corporate bond funds, and twelve mutual funds. Investments in the Company's common stock fund include an investment in a money market fund for liquidity purposes.

Dividends paid by the Company with respect to shares of LPS stock held by the ESOP shall be (1) paid in cash directly to participants in the ESOP, (2) paid in cash directly to the ESOP and distributed in cash to the participants in the ESOP, or (3) paid to the LPS Plan and reinvested in LPS common stock. Cash dividends received on shares of LPS common stock will be allocated to each participant's ESOP allocations account based on the number of shares of LPS common stock held in each such account, unless the participant elects to receive such dividends in cash.

(k)	Voting Rights

Participants are entitled to direct the trustee with respect to the voting of any shares of LPS common stock allocated to their accounts. Shares for which no direction is received shall be voted by the trustee in the same manner and proportion as the shares for which direction is received.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the LPS Plan are prepared on the accrual basis of accounting.

The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires the LPS Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The LPS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Concentration of Investments

Included in the LPS Plan's net assets available for benefits as of December 31, 2012 are investments in the Employer unitized common stock fund amounting to $14,022,670, which includes $133,160 of money market investments and $13,889,510 of common stock, which is equivalent to 561,420 shares of common stock and represents approximately 5.1% of the value of LPS Plan's investments.

Included in the LPS Plan's net assets available for benefits as of December 31, 2011 are investments in the Employer unitized common stock fund amounting to $9,585,675, which includes $196,257 of money market investments and $9,389,418 of common stock, which is equivalent to 628,142 shares of common stock and represents approximately 4.1% of the value of LPS Plan's investments.

(e)	Investment Valuation and Income Recognition

The following is a description of the valuation methodologies used as of December 31, 2012 and 2011:

Employer Common stocks: Valued at the closing price reported on the active market on which the security is traded as of December 31, 2012 and 2011.

Common/collective trust funds: Valued at the net asset value (“NAV”) as determined by the Trustee by using estimated fair value of the underlying assets held in the fund as of December 31, 2012 and 2011. The NAV is used as a practical expedient for fair value.

Mutual funds and corporate bond funds: Valued based on quoted market prices of shares held by the LPS Plan as of December 31, 2012 and 2011.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Wells Fargo Stable Return Fund N4 (the “Stable Return Fund”) is a common/collective trust fund (“CCT Fund”) that invests in guaranteed investment contracts and synthetic investment contracts. Contract value is the relevant measurement attribute for the Stable Return Fund's portion of the net assets available for benefits because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the LPS Plan.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Notes Receivable from Participants

Notes receivable from participants are carried at amortized cost.

(3)	Investments

Investments that represent 5% or more of the LPS Plan's net assets, at fair value, as of December 31, 2012 and 2011 are as follows:

	2012	2011
Lender Processing Services, Inc. Unitized Common Stock Fund	$13,889,510	$—
Vanguard Wellington Balanced Fund	63,035,264	—
Wells Fargo Stable Return Fund N4	42,439,409	41,195,013
Oakmark Equity and Income Fund Class One (1)	—	55,343,688
Wells Fargo S&P 500 Index Fund N	22,392,079	18,843,462
Van Kampen Comstock Fund Class A (1)	—	12,166,527
Dreyfus Intermediate Term Income Fund Class A (1)	—	11,922,412
Invesco Comstock	14,849,160	—
Harbor Capital Appreciation Fund	16,250,812	13,202,940
All other investments, individually less than 5%	92,910,127	74,449,546
Total investments, at fair value	$265,766,361	$227,123,588
_________
(1) These funds did not represent more than 5% of the LPS plan's net assets, at fair value, as of December 31, 2012, but are included in the table for comparative purposes due to their December 31, 2011 balances exceeding 5%.

During 2012 and 2011, the LPS Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows, by investment type:

	2012	2011
Employer common stock fund	$5,720,112	$(7,877,927)
Common/collective trust funds	6,194,439	91,399
Corporate bond funds	1,408,542	1,265,721
Mutual funds	14,201,805	(5,801,368)
Net appreciation (depreciation) in fair value of investments	$27,524,898	$(12,322,175)

(4)	Investment in Common Collective Trust Funds

The LPS Plan invests in CCT Funds managed by Wells Fargo, which include the Stable Return Fund and the Wells Fargo S&P 500 Index Fund N (the “S&P 500 Index Fund”). The Stable Return Fund invests in guaranteed investment contracts and synthetic investment contracts. The S&P 500 Index Fund invests in common stocks in substantially the same percentages as the S&P 500 Index with the objective of approximating, before fees and expenses, the total return of the S&P 500 Index. The CCT Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Notwithstanding a twelve month replacement notification requirement on the Stable Return Fund, the CCT Funds do not have limiting terms, or restrictions on redemption. Additionally, the CCT Funds are not subject to future unfunded commitments, and it is not probable that they will be sold at a value other than NAV.

As stated in notes 2(a) and 2(e), the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the statements of net assets available for benefits, with a corresponding adjustment to reflect contract value. The fair value of the Stable Return Fund as of December 31, 2012 and 2011 was $42,439,409 and $41,195,013, respectively. The contract value of the Stable Return Fund as of December 31, 2012 and 2011 totaled $41,243,352 and $40,151,085, respectively. During 2012 and 2011, the average yield of the Stable Return Fund was approximately 1.0% and 1.6%, respectively. This represents the annualized earnings of all investments in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund. During 2012 and 2011, the crediting interest rate of the Stable Return Fund was approximately 2.0% and 2.3%, respectively. This represents the annualized earnings credited to participants in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund.

Certain events limit the ability of the LPS Plan to transact at contract value with the issuer. Such events include the following: (1) the LPS Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code ("IRC"), (2) the establishment of a defined contribution plan that competes with the LPS Plan for employee contributions, (3) any substantive modification of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the LPS Plan that could have a material adverse effect on the Stable Return Fund's cash flow, (5) any communication given to participants by the Committee or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund, and (6) any transfer of assets from the Stable Return Fund directly to a competing investment option. The occurrence of any of these events that would limit the LPS Plan's ability to transact at contract value with participants is not probable.

The credit rating assigned to Wells Fargo by Standard & Poor's is currently AA-. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

(5)	Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are measured at fair value in the statements of net assets available for benefits. Participant and employer contributions receivable and amounts due to and from brokers approximate fair value based on their short-term nature. The fair value of financial assets and liabilities are determined using the following fair value hierarchy:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the LPS Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The LPS Plan's management believes that valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the LPS Plan's investment assets measured at fair value, as of December 31, 2012 and 2011:

December 31, 2012	Level 1	Level 2	Level 3	Total
Employer common stock fund	$14,022,670	$—	$—	$14,022,670
Common/collective trust funds	—	64,831,488	—	64,831,488
Corporate bond funds	33,744,457	—	—	33,744,457
Mutual funds:
Balanced	63,035,264	—	—	63,035,264
Equities	90,021,128	—	—	90,021,128
Cash	111,354	—	—	111,354
Total investments, at fair value	$200,934,873	$64,831,488	$—	$265,766,361

December 31, 2011	Level 1	Level 2	Level 3	Total
Employer common stock fund	$9,585,675	$—	$—	$9,585,675
Common/collective trust funds	—	76,484,124	—	76,484,124
Corporate bond funds	26,762,280	—	—	26,762,280
Mutual funds:
Balanced	55,343,688	—	—	55,343,688
Equities	57,204,559	—	—	57,204,559
Other cash equivalents	1,743,262	—	—	1,743,262
Total investments, at fair value	$150,639,464	$76,484,124	$—	$227,123,588

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no significant transfers in or out of levels 1, 2 or 3.

(6)	Income Tax Status

The LPS Plan is a defined contribution plan that is intended to be qualified under Section 401(a) of the Code. The LPS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The LPS Plan submitted an initial application for a determination letter with the Internal Revenue Service on December 1, 2008, and reapplied for this determination letter on January 31, 2012. During 2012, the LPS Plan has received a response to its initial determination letter that confirmed that the Plan is qualified as tax exempt. The Company believes that the LPS Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Company believes the LPS Plan qualifies under Section 401(a) of the Code and is exempt from tax under section 501(a) of the Code.
U.S. generally accepted accounting principles require LPS Plan management to evaluate tax positions taken by the LPS Plan and recognize a tax liability (or asset) if the LPS Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The LPS Plan administrator has analyzed the tax positions taken by the LPS Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The LPS Plan administrator believes it is not subject to income tax examinations for years prior to 2008.
The LPS Plan is subject to routine audits by taxing jurisdictions and the U.S. Department of Labor ("DOL"). On May 20, 2013, the DOL informed the LPS Plan administrator that an on site review of the 2010, 2011 and 2012 tax years will be initiated on July 15, 2013.

(7)	Plan Termination

The Company has the right under the LPS Plan to discontinue its contributions at any time and to terminate the LPS Plan subject to the provisions of ERISA. In the event of the LPS Plan's termination, participants will become 100% vested in their employer contributions. As of May 1, 2013, LPS announced that the Company match for the LPS plan will be temporarily suspended.

(8) Related-Party Transactions
Certain LPS Plan investments are shares of common/collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the LPS Plan, and therefore, these transactions qualify as party-in-interest transactions. In addition, transactions involving shares of common stock of the Company are also party-in-interest transactions.

(9)	New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Since ASU 2011-04 only effects fair value measurement disclosures, its adoption did not have an effect on LPS Plan's net assets available for benefits or its changes in net assets available for benefits.

(10) Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the expected 2012 Form 5500 and to the 2011 Form 5500, as filed:

	2012	2011
Net assets available for benefits per the financial statements	$276,595,265	$233,969,618
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,196,057	1,043,928
Net assets available for benefits per the Form 5500	$277,791,322	$235,013,546

Following is a reconciliation of investment income (loss) per the financial statements to the expected 2012 Form 5500 and the 2011 Form 5500, as filed:

	2012	2011
Total investment income (loss) per the financial statements	$31,117,278	$(9,463,795)
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,043,928)	(788,451)
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,196,057	1,043,928
Total investment income (loss) per the Form 5500	$31,269,407	$(9,208,318)

(11) Subsequent Events

Subsequent events have been evaluated through the date on which these financial statements were filed.

On May 28, 2013, LPS announced the signing of a definitive agreement under which Fidelity National Financial, Inc. ("FNF")will acquire all of the outstanding common stock of LPS, pending shareholder and regulatory approval and the July 7, 2013 expiration of a "go-shop" period. No determination has been made as to whether or not the LPS Plan will merge with the FNF Plan.

Effective May 1, 2013, LPS announced that the Company match for the LPS plan will be temporarily suspended.

LENDER PROCESSING SERVICES, INC. 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

	Identity of issue, borrower, lessor or similar party	Description of investment, including rate of interest, number of shares, collateral, par or maturity value	Current value

	Employer common stock fund:
(1)	Lender Processing Services, Inc.	Unitized common stock fund, 1,870,928 units (equivalent to 561,420 shares)	$13,889,510
(1)	Wells Fargo	Wells Fargo Short-Term Investment Fund G, 133,160 shares	133,160
			14,022,670

	Common/collective trust funds:
(1)	Wells Fargo	Wells Fargo Stable Return Fund N4, 824,735 shares	42,439,409
(1)	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 316,943 shares	22,392,079
			64,831,488

	Corporate bond funds:
	Vanguard Investments	Vanguard Intermediate Term Bond Index Signal Fund, 686,800 shares	8,214,125
	Pacific Investment Management Company	Pimco Real Return Bond Fund Class Institutional, 981,317 shares	12,040,760
	The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund Class A, 953,358 shares	13,470,942
	Loomis Sayles	Loomis Sayles Global Bond Institutional, 1,076 shares	18,630
			33,744,457

	Mutual funds:
	Causeway	Causeway Intl. Value Fund, 602,670 shares	7,931,136
	Columbia	Columbia Mid Cap Growth, 20,736 shares	551,581
	Harbor Funds	Harbor Capital Appreciation Fund, 382,192 shares	16,250,812
	Hartford	Hartford Small Company HLS, 430,585	8,499,746
	Invesco Comstock	Invesco Comstock, 834,222 shares	14,849,160
	JP Morgan	JP Morgan Mid Cap Value, 266,611 shares	7,462,449
	Oppenheimer Funds	Oppenheimer Intl. Growth Fund A, 225,621 shares	6,926,568
	Royce Pennsylvania	Royce Pennsylvania Mutual Fund, 54,862 shares	628,845
	Vanguard Investments	Vanguard Mid Cap Index Fund, 570,109 shares	12,838,867
	Vanguard Investments	Vanguard Small Cap Index Fund, 186,952 shares	7,246,278
	Vanguard Investments	Vanguard Total Institutional Index Fund, 68,234 shares	6,835,686
	Vanguard Investments	Vanguard Wellington Balanced, 1,078,447 shares	63,035,264
			153,056,392

	Cash	Wells Fargo	111,354

	Other:
	Participant Loans	Varying maturities and interest rates from 4.25% to 9.25%. A total of 2,417 loans are outstanding.	10,374,642
			$276,141,003

(1)	Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

Pursuant to the requirements of the securities exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lender Processing Services, Inc.
401(k) Profit Sharing Plan

Date: June 20, 2013
/s/ Gregory Williamson
Gregory Williamson
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG LLP